ONE PRICE CLOTHING STORES, INC. AND SUBSIDIARIES

EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

On February 9, 1994, a subsidiary of the Company, One Price Clothing of Puerto Rico, Inc., was incorporated in Puerto Rico.

On January 31, 1997, a subsidiary of the Company, One Price Clothing - U.S. Virgin Islands, Inc., was incorporated in the U.S. Virgin Islands.